Wikisoft Corp.

Address. 315 Montgomery Street

San Francisco, CA 94104

Ph. (800) 706-0806

August 24, 2020

Via EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Michael Foland, Staff Attorney

Re:        Wikisoft Corp.

Request for Withdrawal of Offering Statement on Form 1-A, as amended

Filed July 1, 2020

File No. 024-11258

Dear Mr. Foland:

Pursuant to Securities and Exchange Commission (“SEC”) Rule 259, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wikisoft Corp.., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Offering Statement on Form 1-A (File No. 024-11258), initially filed with the Commission on July 1, 2020. This application is being made because the analysis of whether the Company has its principal place of business in the United States is in question, which affects the eligibility of Regulation A for the Company.

The Company confirms that the Offering Statement has not been deemed qualified by the Commission; no securities have been or will be issued or sold pursuant to the Offering Statement; and, no Offering Statement or Preliminary Offering Statement have been distributed. Furthermore, the Company principals have no reason to believe that the Offering Statement is the subject of any proceeding under SEC Rule 258.

Thank you for your assistance regarding this request. If you have any questions or require any further information, please feel free to contact Scott Doney at (702) 982-5686 of The Doney Law Firm.

Sincerely,

By:      /s/: Rasmus Refer

Name: Rasmus Refer

Title:   Chief Executive Officer